UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SEMI-ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE SIX MONTHS ENDED JUNE 30, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . .

For the transition period from _________________ to _________________

COMMISSION FILE NUMBER 0-28542

ICTS INTERNATIONAL N.V.

(Exact Name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant's name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Walaardt Sacréstraat, 425-5, 1117 BM Schiphol Oost, The Netherlands

(Address of principal executive offices)

Alon Raich, Tel: +31-20-3471077
Email: alon@ictsintl.com, Address: Same as above

(Name, Telephone, E-mail and/or Facsimile number
and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class: None

Name of each exchange on which registered: None
Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Stock, par value 0.45 Euro per share

(Title of Class)

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 31,952,364.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES ☐         NO ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

YES ☐         NO ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES ☒          NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

YES ☒          NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, am accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐         Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES ☐          NO ☐

ITEM 1. FINANCIAL STATEMENTS

ICTS INTERNATIONAL N.V AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US $ in thousands, except share data)
(Unaudited)

	June 30,	December 31,
	2019	2018
	(US $ in thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$4,280	$12,801
Restricted cash	1,793	3,116
Accounts receivable, net	54,319	44,826
Income tax receivable	273	1,511
Prepaid expenses and other current assets	3,776	4,965
Total current assets	64,441	67,219

Deferred tax assets, net	292	436
Investments	289	255
Property and equipment, net	4,654	4,263
Operate lease right of use assets, net	11,129	-
Goodwill	692	695
Other assets	955	914
Total assets	$82,452	$73,782

LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES:
Bank overdrafts	$1,778	$845
Notes payable - banks	22,609	11,889
Accounts payable	6,071	5,886
Accrued expenses and other current liabilities	32,110	42,673
Income tax payable	3,359	1,958
Value added tax (VAT) payable	6,988	11,439
Operating lease liabilities, current	2,909	-
Loan payable to related party, including accrued interest	375	368
Convertible notes payable to a related party, including accrued interest	27,079	-
Total current liabilities	103,278	75,058

Convertible notes payable to a related party, including accrued interest	-	30,932
Loan payable	2,279	2,288
Operating lease liabilities, non current	8,228	-
Other liabilities	87	360
Total liabilities	113,872	108,638

SHAREHOLDERS' DEFICIT:
Common stock, 0.45 Euro par value;
33,333,334 shares authorized as of June 30, 2019 and December 31, 2018;
31,952,364 and 25,100,000 shares issued and outstanding as of June 30, 2019
and December 31, 2018, respectively	16,379	12,896
Additional paid-in capital	24,063	23,457
Accumulated deficit	(65,621)	(64,964)
Accumulated other comprehensive loss	(6,241)	(6,245)
Total shareholders' deficit	(31,420)	(34,856)
Total liabilities and shareholders' deficit	$82,452	$73,782

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(US $ in thousands, except share and per share data)
(Unaudited)

	Six months ended	Six months ended
	June 30, 2019	June 30, 2018

Revenue	$164,492	$168,812
Cost of revenue	143,887	149,895
GROSS PROFIT	20,605	18,917
Operating expenses:
Research and development	1,969	2,134
Selling, general and administrative	16,327	15,963
Total operating expenses	18,296	18,097
OPERATING INCOME	2,309	820
Equity income from investment in affiliate	45	-
Other expense, net	2,049	1,572
INCOME (LOSS) BEFORE INCOME TAX EXPENSE	305	(752)
Income tax expense	962	779
LOSS FROM CONTINUING OPERATIONS	657	1,531
Loss from discontinued operations	-	257
NET LOSS	$657	$1,788
Less: Net loss attributable to non-controlling interests	-	123
NET LOSS ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.	$657	$1,665

LOSS PER SHARE - BASIC AND DILUTED
Continuimg operations	$0.02	$0.07
Discontinued operations	-	0.01
Net loss	$0.02	$0.08

Weighted average number of shares outstanding	28,926,925	22,388,122

COMPREHENSIVE LOSS
Net loss	$657	$1,788
Translation adjustment	(4)	(114)
Comprehensive loss	653	1,674
Less: Comprehensive loss attributable to non controlling interests	-	123
COMPREHENSIVE LOSS ATTRUBUTABLE TO ICTS INTERNATIONAL N.V.	$653	$1,551

ICTS INTERNATIONAL N.V AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT
(US $ in thousands, except share and per share data)
(Unaudited)

					Accumulated
			Additional		Other	Non	Total
	Common Stock		Paid-In	Accumulated	Comprehensive	Contriolling	Shareholders'
	Shares	Amount	Capital	Deficit	Loss	Interest	Deficit

BALANCE AT DECEMBER 31, 2017	21,000,000	10,655	23,128	(53,734)	(6,914)	123	(26,742)
Issuance of common stock	3,350,000	1,852	358	-	-	-	2,210
Non controlling interest in subsidiaries	-	-	-	-	-	(123)	(123)
Net loss	-	-	-	(1,665)	-	-	(1,665)
Translation adjustment	-	-	-	-	114	-	114

BALANCE AT JUNE 30, 2018	24,350,000	12,507	23,486	(55,399)	(6,800)	-	(26,206)
Issuance of common stock	750,000	389	(29)	-	-	-	360
Net loss	-	-	-	(9,565)	-	-	(9,565)
Translation adjustment	-	-	-	-	555		555

BALANCE AT DECEMBER 31, 2018	25,100,000	12,896	23,457	(64,964)	(6,245)	-	(34,856)
Issuance of common stock	6,852,364	3,483	606	-	-	-	4,089
Net loss	-	-	-	(657)	-	-	(657)
Translation adjustment	-	-	-	-	4	-	4

BALANCE AT JUNE 30, 2019	31,952,364	16,379	24,063	(65,621)	(6,241)	-	(31,420)

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 1 – BASIS OF PRESENTATION

General

The accompanying condensed unaudited consolidated financial statements for the six months ended June 30, 2019 have been prepared by the Company, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for financial information. These financial statements reflect all adjustments, consisting of normal recurring adjustments and accruals, which are, in the opinion of management, necessary for a fair presentation of the financial position of the Company as of June 30, 2019 and the results of operations for the six months then ended. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with US GAAP have been condensed or omitted. The results of operations presented are not necessarily indicative of the results to be expected for future quarters or for the year ending December 31, 2019.

The following discussion and analysis should be read in conjunction with the financial statements, related notes and other information included in this report and with the Risk Factors included in Part 1 Item 3 in our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC.

This Report contains statements that may constitute “forward-looking statements”. Generally, forward-looking statements include words or phrases such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “projects,” “could,” “may,” “might,” “should,” “will”, the negative of such terms, and words and phrases of similar import. Such statements are based on management’s current expectations and are subject to a number of risks and uncertainties. These risks and uncertainties could cause our actual results to differ materially from those described in the forward-looking statements. Any forward-looking statement represents our expectations or forecasts only as of the date it was made and should not be relied upon as representing its expectations or forecasts as of any subsequent date. Except as required by law, we undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, even if our expectations or forecasts change.

Accounting Standards Update 2016-02 and related updates

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This new standard introduced a number of changes and simplified previous guidance, primarily the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases. The new standard retained the distinction between finance leases and operating leases and the classification criteria between the two types remains substantially similar. Also, lessor accounting remained largely unchanged from previous guidance. However, key aspects of the new standard were aligned with the revenue recognition guidance in Topic 606.

The Company applied the modified retrospective approach without adjusting comparative periods, as of January 1, 2019.

The Company has performed a comprehensive assessment of the impact of the adoption of new lease accounting guidance including reviewing its existing lease contracts, scoping the relevant contracts that include a lease as well as assessing the impact to business processes and related disclosure requirements.

The new standard provides a number of optional practical expedients in transition. The Company chose to apply the following permitted practical expedients:

Not to reassess its prior conclusions regarding lease identification, lease classification and initial direct costs under the new standard.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)
NOTE 1 - BASIS OF PRESENTATION (CONTINUED)

Accounting Standards Update 2016-02 and related updates (continued)

Applying the practical expedient pertaining to the use-of hindsight.

Short-term lease recognition exemption for all leases with a term shorter than 12 months. This means, that for those leases, the Company does not recognize ROU assets or lease liabilities.

Applying the practical expedient to not separate lease and non-lease components for all of the Company’s leases as a lessee.

The Company as a lessee

Leases are classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. A lease is a finance lease if it meets any one of the criteria below, otherwise the lease is an operating lease:

The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

The lease term is for the major part of the remaining economic life of the underlying asset.

The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of lease term.

Based on the criteria above, all of the Company's leases should be classified as operating leases.

Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term, while the ROU assets are also adjusted for any prepaid or accrued lease payments. The Company uses its incremental borrowing rate based on the information available at the commencement date to determine the present value of the lease payments.

The lease term is the non-cancellable period of the lease plus periods covered by an extension or termination option if it reasonably certain that the Company will exercise the option.

After lease commencement, the Company measures the lease liability at the present value of the remaining lease payments using the discount rate determined at lease commencement (as long as the discount rate hasn’t been updated as a result of a reassessment event).

The Company subsequently measures the ROU asset at the present value of the remaining lease payments, adjusted for the remaining balance of any lease incentives received, any cumulative prepaid or accrued rent if relevant and any unamortized initial direct costs. Lease expenses are recognized on a straight-line basis over the lease term. Lease terms will include options to extend or terminate the lease when it is reasonably certain that the Company will exercise or not exercise the option to renew or terminate the lease.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)
NOTE 1 - BASIS OF PRESENTATION (CONTINUED)

Accounting Standards Update 2016-02 and related updates (continued)

Variable lease payments that depend on an index or a rate

On the commencement date, the lease payments shall include variable lease payments that depend on an index or a rate (such as the Consumer Price Index or a market interest rate), initially measured using the index or rate at the commencement date.

The Company does not remeasure the lease liability for changes in future lease payments arising from changes in an index or rate unless the lease liability is remeasured for another reason. Therefore, after initial recognition, such variable lease payments are recognized in profit or loss as they are incurred.

Reclassification

Certain amounts have been reclassified in prior years balance sheets and statements of operations to conform with current period presentation.

NOTE 2 – ORGANIZATION

Description of Business

ICTS International N.V. (“ICTS”) was established by the Department of Justice in Amstelveen, Netherlands on October 9, 1992. ICTS and subsidiaries (collectively referred to as, the “Company” or “ICTS”) operates in three reportable segments: (a) Corporate (b) Airport security and other aviation services and (c) Technology. The corporate segment does not generate revenue and contains primarily non-operational expenses.

The airport security and other aviation services segment provide security and other services to airlines and airport authorities, predominantly in Europe and the United States of America.

The technology segment is predominantly involved in the development and sale of authentication and identity security software to customers, predominantly in the Unites States of America and Europe.

Financial Condition

As of June 30, 2019, and December 31, 2018, the Company has a working capital deficit of $38,837 and $7,839 respectively and shareholders deficit of $31,420 and $34,856. During the periods ended June 30, 2019 and 2018, the Company incurred net loss from continuing operations of $657 and $1,531 respectively.

Management believes that the Company’s operating cash flows and third-party financing activities together with funds received following issuance of shares to third parties in ABC Technologies B.V. (see note 12) will provide it with sufficient funds to meet its obligations and execute its business plan for the next twelve months. However, there are no assurances that management's plans to generate sufficient cash flows from operations will be successful.

The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 3 – BUSINESS COMBINATION

Acquisition in Sweden

In July 2018, the Company acquired 100% of the outstanding shares of Detact Security Solution AB. The purpose of the acquisition was to penetrate the Swedish aviation and cargo markets. Consideration of the acquisition was 9.5 million SEK ($1,027 as of June 30, 2019), of which 6.5 million SEK ($702 as of June 30, 2019) was paid in cash upon the signing of the purchase contract and 3.0 million SEK ($325 as of June 30, 2019) was held in escrow for a period of three months or longer in case of disagreement between the parties. As of June 30, 2019, the funds in the escrow account were not released to the seller, following disagreements between the parties.

The acquisition was accounted for as a purchase and accordingly a purchase price was allocated to the assets acquired and liabilities assumed at their fair value.

The following represents the allocation of the purchase price as of the purchase date in SEK and the translation to United States Dollars as of the purchase date:

	SEK	U.S. Dollars
Cash	663	74
Accounts receivable	8,902	999
Other current assets	445	50
Fixed assets	1,189	133
Goodwill	9,005	1,010
Other assets	1,039	116
Total identifiable assets acquired	21,243	2,382

Notes Payables-banks	4,734	531
Accounts Payable	182	20
Other current liabilities	5,787	649
Non-current liabilities	1,039	117
Total liabilities assumed	11,742	1,317

	9,501	1,065

Goodwill associated with the new acquisition of Detact Security Solution AB was 9,005 SEK ($970 as of June 30, 2019) and deductible for income tax purposes. The goodwill consists principally of the expectations of future earnings and profits from expanding this business. In December 2018, the Company evaluated the goodwill and concluded the goodwill should be fully impaired.

Acquisition in Spain

In January 2018, the Company acquired 100% of the outstanding shares of Abydos Consultores de Sistemas S.L.U. The purpose of the acquisition was to increase the Company’s activities in Spain. Consideration of the acquisition was €183 ($208 as of June 30, 2019), in cash upon the signing of the purchase contract. The name of Abydos Consultores de Sistemas S.L.U. was changed into I-SEC Aviation Security S.L.

The acquisition was accounted for as a purchase and accordingly a purchase price was allocated to the assets acquired and liabilities assumed at their fair values.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 3 – BUSSINESS COMBINATION (CONTINUED)

Acquisition in Spain (continued)

The following represents the allocation of the purchase price as of the purchase date in Euros and the translation to United States Dollars as of the purchase date:

	EUR	U.S. Dollars
Cash	29	36
Accounts receivable	142	175
Fixed assets	88	108
Other assets	11	14
Goodwill	188	232
Total identifiable assets acquired	458	565

Notes payables-banks	11	14
Accounts payable	19	23
Accrued expenses and other current liabilities	126	155
Other liabilities	119	147
Total liabilities assumed	275	339
	183	226

Goodwill associated with the acquisition of Abydos Consultores de Sistemas S.L.U. was €188 ($214 as of June 30, 2019) and is deductible for income tax purposes. The goodwill arising from this acquisition consist principally of the expectations of future earnings and profits from expending this business. In December 2018 the Company evaluated the goodwill and concluded that the goodwill should be fully impaired.

NOTE 4 – DISCONTINUED OPERATIONS

During the year ended December 31, 2017, the Company committed to a plan to cease the aviation security operations of its subsidiary in Cyprus.

The Company's balance sheet accounts from the above discontinued operations as of June 30, 2019 and December 31, 2018 were all nil.

A summary of the Company’s statement of operations from the above discontinued operations for the periods ended June 30, 2019 and 2018 are as following:

	For the six months ended June 30,
	2019	2018

Revenue	$-	$-
Cost of revenue	-	-
GROSS PROFIT	-	-
Selling, general and administrative	-	257
Net loss	-	(257)
Less: Net loss attributable to non-controlling interests	-	123
LOSS FROM DISCONTINUED OPERATIONS ATTRIBUTABLE
TO ICTS INTERNATIONAL N.V.	$-	$(134)

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 5 – INVESTMENTS

The Company follows Topic 820, “Fair Value Measurement”, of FASB ASC. Topic 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value should be based on assumptions that market participants would use.

In determining the fair value, the Company assesses the inputs used to measure fair value using a three-tier hierarchy, as follows:

In determining the fair value, the Company assesses the inputs used to measure fair value using a three-tier hierarchy, as follows:

Level 1 -	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Companies have the ability to access at the measurement date.

Level 2 -	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 -	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company accounts for investments in the equity securities of companies which represent an ownership interest of 20% to 50% and the ability to exercise significant influence, provided that ability does not represent control, using the equity method. The equity method requires the Company to recognize its share of the net income (loss) of its investees in the consolidated statement of operations until the carrying value of the investment is zero.

Artemis Therapeutics, Inc.

As of June 30, 2019, the Company owns 198,311 shares or 3.8% of the outstanding common stock of Artemis Therapeutics, Inc (“ATMS”).

The Company suspended its use of the equity method to accounting for this investment in 2007 after its investment balance was reduced to zero.

As of June 30, 2019, and December 31, 2018, the Company’s share of the underlying net assets of ATMS does not exceed the Company’s carrying value of its investment in ATMS ($0 at June 30, 2019 and December 31, 2018). The market value of the Company's investment in ATMS as of June 30, 2019 and December 31, 2018 is $35  and $119 respectively.

The Company evaluated the stock price of ATMS, but as the amount of shares that are being traded is low and as  ATMS still does not have any revenue the Company determined that the value of the investment is impaired and accordingly, valued the investment at zero.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 5 – INVESTMENTS (CONTINUED)

White Line B.V.

In March 2017, the Company invested an amount of $2,000 in White Line B.V., a limited company incorporated in the Netherlands. White Line is a holding and finance company. Because White Line B.V. is a private, closely-held company, there is no active market for this investment. Therefore, the Company accounts for this investment under the cost method. In October 2017, the Company invested additional amount of $1,500 in White Line. The total investment represented 10% of the issued and outstanding share capital of White Line.

The Company had an agreement with an entity related to its main shareholder, according to which, if the value of this investment decrease, the related party entity has guaranteed to repurchase this full investment at a minimum amount of $3,500. The guaranty is effective after three years of the date of purchase and terminates after five years.

In December 2018, the Company reached into an agreement with the related party entity in order to preface the sale of the investment. The related party entity purchased the full investment from the Company in December 2018, for $3,500 in exchange for reduction in the convertible notes payable to a related party.

Freezone I-SEC Korea Inc.

In April 2018, the Company signed a Joint Venture Agreement with a South Korean Company in order to establish a Joint Venture Company (“JVC”) and to provide aviation security and non-security services in South Korea. Each one of the parties holds 50% (fifty percent) of the JVC’s equity. The Company uses the equity method for this investment. As of June 30, 2019, and December 31, 2018, the Company’s investment is approximately 334,000 and 284,000 KRW respectively ($289 as of June 30, 2019 and $255 as of December 31, 2018). The Company recognized a profit from its investment in JVC 50,073 and 0 KRW ($45 and $0 as of June 30, 2019, and 2018 respectively). In addition, each one of the partners, provided in June 2018 to the JVC a loan of 200,000 KRW ($174 and $180 as of June 30, 2019 and December 31, 2018, respectively) in order to fund the working capital of the JVC. The loan bears interest of 1.3% per year. The loan is payable within two years and should be repaid no later than June 2020. As of June 30, 2019, and December 31, 2018, the outstanding balance of the loan was approximately 100,000 and 200,000 KRW ($87 and $180 as of June 30, 2019 and December 31, 2018), shown in the balance sheet as prepaid expenses and other current assets.

NOTE 6 – NOTES PAYABLE – BANKS

United States

In October 2018, the Company amended the credit facility to increase the maximum borrowing capacity to $10,000, subject to a borrowing base limitation. The borrowing base limitation was equivalent to: (i) 85% of eligible accounts receivable, as defined, plus (ii) 80% of eligible unbilled receivables, as defined, plus (iii) 95% of a $500 standby letter of credit that was provided to the lender by an entity related to the main Shareholder. Borrowings under the credit facility were secured by the Company’s accounts receivable, unbilled receivables, equipment, cash and the $500 letter of credit that was provided to the lender by an entity related to the main Shareholder.

The Company is required to maintain a minimum fixed charge coverage ratio. The credit facility expires in October 2021.

Borrowings made under the credit facility bear interest, which is payable monthly at LIBOR plus 3% per annum (5.4% as of June 30, 2019)

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 6 – NOTES PAYABLE – BANKS (CONTINUED)

United States (continued)

During the period ended June 30, 2019 the Company was not in compliance of certain financial covenants the lender is aware and provided a reservation of rights letter. Since July 2019 the company is in compliance of the financial covenants.

The Company evaluated the terms of the amendments and concluded that they do not constitute substantive modification.

As of June 30, 2019, and December 31, 2018, the Company had approximately $8,086 and $9,033, respectively, outstanding under the line of credit arrangement.

Europe

The Company has a credit arrangement with a commercial bank, to provide it with up to €12,000 ($13,672 as of June 30, 2019) in borrowings until further notice. Borrowings under the line of credit bear interest at one-month EURIBOR plus 3.5% with a minimum of 3.5% per annum (3.5% as of June 30, 2019). The Company is also subject to an unused line fee of 0.75% per annum, which is payable quarterly. The line of credit is secured by accounts receivable of three of the Company’s European subsidiaries and tangible fixed assets of two of the Company’s European subsidiaries. The line of credit cannot exceed 80% of the borrowing base.

In April 2019, the Company amended the line of credit arrangement with the commercial bank in order to temporarily increase the line of credit up to €16,000 ($18,229 as of June 30, 2019) under the same conditions through September 2019. The line of credit agreement will expire in December 31, 2019 and the Company is negotiating with the lender the terms of the new agreement.

The Company evaluated the terms of the amendments and concluded that they do not constitute a substantive modification.

As of June 30, 2019, and December 31, 2018,the Company had €12,597 and €2,207 ($14,352 and $2,525 as of June 30, 2019 and December 31, 2018), respectively, in outstanding borrowings under the line of credit arrangement.

As of June 30, 2019, and December 31, 2018, the Company was in compliance of the covenants of the agreement.

In addition to the line of credit arrangement, a guarantee facility of €2,500 ($2,848 as of June 30, 2019) is provided to the Company by the same commercial bank. As of June 30, 2019, and December 31, 2018, the Company had €2,500 and €2,275 ($2,848 and $2,603 as of June 30, 2019 and December 31, 2018), respectively, of outstanding guarantees under the guarantee facility.

The Company has an additional credit arrangement in Sweden to provide it with up to 2,000 SEK ($216 as of June 30, 2019) in borrowings. Borrowings under the line of credit bear annual interest of 2.8% and subject to annual extension by the financial institution. The line of credit is secured by accounts receivable of the Swedish subsidiary.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 7 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities are as follows:

	June 30,	December 31,
	2019	2018
Accrued payroll and related costs	$17,548	$21,082
Accrued vacation	7,444	6,647
Labor union contribution	1,091	2,197
Deferred revenue	1,332	2,001
Accrual for minimum wage increase	-	508
Accrual severance pay for Procheck termination	-	7,728
Other	4,695	2,510
Total accrued expenses and other current liabilities	$32,110	$42,673

NOTE 8 – LOAN PAYABLE

In December 2018, the Company entered into an agreement with a financing company to provide it €2,000 ($2,279 as of June 30, 2019) as a loan until December 2020. The loan can be repaid earlier but not before December 2019. The loan bears interest of ten percent per annum. Interest is being paid quarterly.

NOTE 9 – DEBT TO RELATED PARTIES

Convertible notes payable to a related party

In May 2014, the Company entered into an arrangement with an entity related to its main shareholder, which replaced all previous arrangements between the parties, to provide it with up to $37,000 in revolving loans through December 2016. The term of the arrangement can be automatically extended for four additional six-month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate charged by the Company’s European commercial bank (LIBOR plus 6% for U.S. dollar-denominated loans and the base rate plus 2% for Euro-denominated loans). The arrangement is secured by a 26% interest in one of the Company's European subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable (including accrued interest) under the arrangement into the Company's common stock at a price of $1.50 per share. The Company determined that the new arrangement did not represent a substantive modification and, therefore, it was not necessary to evaluate whether the conversion feature qualified as a free-standing derivative instrument or contained any intrinsic value which would be considered beneficial.

In October 2015, the Supervisory Board of Directors approved to reduce the convertible price of the unpaid interest from $1.50 per share to $0.75 per share. In addition, the loan period was extended until January 1, 2018. The terms of the arrangement can be automatically extended for four additional six months periods at the option of the holder. The Company determined that the new arrangement did not represent a substantive modification and therefore it was not necessary to evaluate whether the conversion feature qualifies as a free-standing derivative instrument or contained any intrinsic value which would be considered beneficial.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 9 – DEBT TO RELATED PARTIES (CONTINUED)

Convertible notes payable to a related party (continued)

In September 2016, the Supervisory Board of Directors approved an increase in the interest rate of the loan from the entity related to the main shareholder, by one percent, retroactively for the whole period of the loan. The Company determined that the new arrangement did not represent a substantive modification and therefore it was not necessary to evaluate whether the conversion feature qualifies as a freestanding derivative instrument or contained any intrinsic value, which would be considered beneficial.

In December 2017 the loan period was extended until January 1, 2019. The terms of the arrangement can be automatically extended for four additional six months periods at the option of the holder.

In October 2018 the loan period was extended until June 30, 2020. The terms of the arrangement can be automatically extended for four additional six months periods at the option of the holder.

In January 2019, the entity related to the main shareholder converted $2,889 accrued interest into 3,852,364 shares at a price of $0.75 per share.

In May 2019 the Company granted to the entity related to the main shareholder who provided loans to the Company as convertible notes, the option to convert up to $2 million of the loan into the Company’s shares at a price of $0.4 per share. All other conversion rights for the balance of the debt except $2.6 million which is convertible at a price of $0.75 per share, are eliminated.

At June 30, 2019 and December 31, 2018, convertible notes payable to a related party consist of $21,205 and $22,097, respectively, in principal and $5,874 and $8,835, respectively, in accrued interest. Interest expense related to these notes is $1,106 and $1,087 for the six months ended June 30, 2019 and 2018, respectively.

Loan to related party

In March 2017, the Company signed a loan agreement with a related party, to provide the Company a loan of $2,000 for up to one year bearing 7% interest per year. At June 30, 2019 and December 31, 2018 the loan payable to related party consist of $200 and $200, respectively, in principal and $175 and $168, respectively in accrued interest. The Company incurred interest expenses regarding this loan of $7 and $40 for the six months ended June 30, 2019 and 2018, respectively.

NOTE 10 - REVENUE RECOGNITION

Revenue Recognition

Revenue is recognized when the promised services are performed for our clients, and the amount that reflects the consideration we are entitled to receive in exchange for those services is determined.  The Company’s revenues are recorded net of any sales taxes.

As of January 1, 2018, the Company adopted Topic 606 and all subsequent amendments to the ASU, using the modified retrospective approach.

In order to determine the revenue, we (1) identify the contract with the client, (2) identify the performance obligations, usually it’s based on the hours spent, (3) determination of the transaction price, (4) allocation of the transaction price to the performance obligation and (5) we recognize revenue as performance obligation is satisfied.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 10 – REVENUE RECOGNITION (CONTINUED)

A performance obligation is a promise in a contract to transfer a distinct service to the client, and it is the unit of account in the new accounting guidance for revenue recognition. The majority of our contracts have a single performance obligation as the promise to transfer the individual services is not separately identifiable from other promises in our contracts and, therefore, is not distinct.

The following table presents the Company’s revenues according to the Company’s segments:

	Period ended June 30,
	2019	2018
Airport Security and Other Aviation Services	$152,622	161,839
Technology	11,870	6,973
Total revenues	$164,492	$168,812

The following table presents the Company’s revenues disaggregated by geography according to the customers billing address:

	Period ended June 30,
	2019		2018
Germany	$67,501	41%	$68,656	41%
The Netherlands	49,007	30%	59,257	35%
United States	35,787	22%	33,129	20%
Other countries	12,197	7%	7,770	4%
Total revenues	$164,492	100%	$168,812	100%

Airport Security and Other Aviation Services Segment

In the airport security and other aviation services, for performance obligations that we satisfy over time, revenues are recognized by consistently applying a method of measuring hours spent on that performance obligation. We generally utilize an input measure of time (hours and attendance for specific time framed service like specific flights) of the service provided. Performance obligations are satisfied over the course of each month and continue to be performed until the contract has been terminated or cancelled.

Pricing and Reduction to Revenues

We generally determine standalone selling prices based upon the prices included in the client contracts, using expected costs plus margin, or other observable prices. The price as specified in our client contracts is generally considered the standalone selling price as it is an observable input that depicts the price as if sold to a similar client in similar circumstances.  Certain client contracts have variable consideration, including quality thresholds or other similar items that could reduce the transaction price. These amounts may be constrained and revenue is recorded to the extent we do not expect a significant reversal or when the uncertainty associated with the variable consideration is resolved. Our variable consideration amounts, if any, are not material, and we do not expect significant changes to our estimates.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 10 – REVENUE RECOGNITION (CONTINUED)

Contracts

Our client contracts generally include standard payment terms acceptable in each of the countries, states and territories in which we operate. The payment terms vary by the type and location of our clients and services offered. Client payments are typically due in thirty to sixty days after invoicing, but may be a shorter or longer term depending on the contract. Our client contracts in the material countries are generally long term between three to five years. The timing between satisfaction of the performance obligation, invoicing and payment is not significant.

Practical Expedients and Exemptions

Because nearly all our contracts are based on input measure of time of service provided (as hours or attendance) no exemptions need to be made. We have no contracts with revenues expected to be recognized subsequent to June 30, 2019 related to remaining performance obligations.

Revenue Service Types

The following is a description of our revenue service types, including Airport Security, Airline Security, Cargo Security, Other Airport Services, General Security Services and Other.

Airport Security

Staffing or manning for specialized airport security are usually based on long term contract issued via a public tender procedure. We recognize revenue given the unit of measure (hours) provided in the given time period and the specific price for specific hours agreed upon in the contracts. Quality and criteria of staffing are described in the contracts and are measured in the given time period. Deviations, if any, are discussed with the customer before invoicing and will be reflected in the invoice showing the approved hours and other cost elements as agreed upon price.

Most contracts have an hourly rate that reflects an all-in tariff based on a full cost price calculation. In some of the contracts the hourly rates are split between a component based on hours and a component based on specific costs in a specific time period but always linked to the service provided in given time period. Revenue is recognized at the time period set in the contract.

Airline Security

Staffing or manning for airline security are usually based on long term contracts issued via a public tender procedure. We recognize revenue according to the unit of measure provided (usually attendance for specific time framed service like specific flights). The time framed specialized security services are in this case are the executed number of flights. When the manning for the security of these flights are delivered, the Company invoices the customer according to the agreed flight tariff.

Cargo Security

Staffing or manning for specialized cargo security are usually based on long term contracts, sometimes publicly tendered. Contracts are based on hourly planned and executed screening services. Revenue is recognized based on the realized screening hours and contractually agreed upon hourly rate.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 10 – REVENUE RECOGNITION (CONTINUED)

Revenue Service Types (continued)

Other Airport Services

Airport Services include wheelchair attendants, pre-departure skycaps, bag-runners, agents, guards, charter security screening, janitorial, and cabin cleaning to major U.S. and foreign carriers in airports throughout the United States.  Our contracts may include either single or multiple performance obligations and vary by airport and airline.  We recognize revenue given the unit of measure (hours) provided in the given time period and the specific price for specific hours or attendance for specific event, time framed service as agreed upon in the contracts.

General Security Services

Security Services include providing armed and un-armed guards to private schools and places of worship, video surveillance and patrol.  Contracts for security services generally include only a single performance obligation.  We generally recognize revenue for security guard services. We recognize revenue for security guard given the unit of measure (hours) provided in the given time period.  Revenue from video surveillance and patrol is recognized based upon a fixed monthly rate.

Other Services

Other services include revenues from (incidental) specialized security manning services, training services and ad hoc work performed on and off airports.  Revenue is recognized over time as services are being performed, using the input of service delivered during the time period, according to the contractual agreed price.

Technology Segment

In the technology segment, the Company offers authentication services on a cost per click basis, with a minimum yearly commitment which means the customer pays the Company according to the higher of (a) number of times the customer used the system in order to authenticate IDs or (b) according to the yearly minimum commitment. According to the agreement with the customers, each chargeable click has an agreed price and revenue is being recognized accordingly.

Pricing and Reduction to Revenues

We generally determine standalone selling prices based upon the prices included in the client contracts, using expected costs plus margin, or other observable prices. The price as specified in our client contracts is generally considered the selling price as agreed with the customer. Certain client contracts have variable consideration which are based on quantity of usage. These amounts may be constrained and revenue is recorded to the extent we do not expect a significant reversal or when the uncertainty associated with the variable consideration is resolved. Our variable consideration, if any, amounts are not material, and we do not expect significant changes to our estimates.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 10 – REVENUE RECOGNITION (CONTINUED)

Technology Segment (continued)

Contracts

Our client contracts generally include standard payment terms acceptable in each of the countries, states and territories in which we operate. The payment terms vary by the type and location of our clients and services offered. The minimum commitment is usually being paid in advance. Client payments are typically due in 30 days after invoicing, but may be a shorter or longer term depending on the contract. Our client contracts are usually for a one-year period with a renewal option. The timing between satisfaction of the performance obligation, invoicing and payment is not significant.

Deferred Revenues

We record deferred revenues when cash payments are received or due in advance of our performance. Deferred revenues at June 30, 2019 and 2018 were $1,332 and $771, respectively shown as part of the accrued expenses and other current liabilities and $46 and $0 shown as other liabilities.

Our payment terms vary by the type and location of our customer and the products or services offered. The term between invoicing and when payment is due is not significant.

Practical Expedients and Exemptions

We generally expense sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded within sales and marketing expenses.

NOTE 11 – SEGMENT AND GEOGRAPHICAL INFORMATION

The Company operates in three reportable segments: (a) Corporate (b) Airport security and other aviation services and (c) Technology. The corporate segment does not generate revenue and contains primarily non-operational expenses.

The airport security and other aviation services segment provide security and other services to airlines and airport authorities, predominantly in Europe and the United States of America. The technology segment is predominantly involved in the development and sale of authentication and identity security software to customers, predominantly in the United States of America and Europe. All inter-segment transactions are eliminated in consolidation.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 11 – SEGMENT AND GEOGRAPHICAL INFORMATION (CONTINUED)

The chief operating decision maker reviews the operating results of these reportable segments. The performance of the reportable segments is based primarily on loss (profit) from continuing operations. Amounts in the table below represent the figures of the continuing operations in the different reportable segments.

		Airport Security
		and Other
	Corporate	Aviation Services	Technology	Total
Six months ended June 30, 2019:
Revenue	$-	$152,622	$11,870	$164,492
Depreciation and amortization	21	665	142	828
Net profit (loss)	(2,841)	(1,609)	3,793	(657)
Total assets	$348	$70,890	$11,214	$82,452

Six months ended June 30, 2018:
Revenue	$-	$161,839	$6,973	$168,812
Depreciation and amortization	24	888	19	931
Net profit (loss)	(3,097)	(638)	2,204	(1,531)
Total assets	$4,035	$63,522	$3,567	$71,124

The following table sets forth, for the periods indicated, revenue generated from customers by geographical area based on the geographical location of the customers invoicing address:

	Six months ended June 30,
	2019	2018
Germany	$67,501	$68,656
Netherlands	49,007	59,257
United States of America	35,787	33,129
Other	12,197	7,770
Total	$164,492	$168,812

The following table sets forth, for the periods indicated, property and equipment, net of accumulated depreciation and amortization by country:

	June 30,
	2019	2018
Netherlands	$1,159	$1,738
Germany	502	268
United States of America	509	726
Other	2,484	334
Total	$4,654	$3,066

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 12 – SUBSEQUENT EVENTS

In June 2019 the Board of Directors approved a one-time compensation of $8.1 million to the entity related to the main shareholders who provided to the Company loans as convertible notes (see note 9) in respect to exchange rate losses suffered in connection with its loans to the Company during the years. Compensation was approved subject to closing of investment transaction in the Company’s subsidiary, ABC Technologies B.V.

In July 2019 ABC Technologies B.V. (“ABC”), a subsidiary of ICTS International N.V. issued preferred shares to an investor for a subscription price of $60 million in cash representing 24% of the outstanding share capital of ABC and 23.077% of the outstanding share capital of ABC and its subsidiaries on a fully diluted basis. ABC will retain $20 million of the sale proceeds for general working capital purposes and $40 million were transferred to its parent company, ICTS International N.V.

In July 2019, the Company repaid $30 million to the entity related to the main shareholder who provided the Company loans as convertible notes (see note 9).

In September 2019, the Company increased its registered authorized shares from 33,333,334 shares to 150,000,000 shares.

In November 2019 ABC issued preferred shares to a new investor for a subscription price of $20 million in cash representing 7.401% of the outstanding share capital of ABC and 7.143% of the outstanding share capital of ABC and its subsidiaries on a fully diluted basis. The whole amount was transferred to its parent company, ICTS International N.V.

In November 2019, the Company repaid €1,000 ($1,144 as of June 30, 2019) of the long-term loan payable.

As of November 2019, the Company fully repaid the loan payable to related party including accrued interest of $375.

In December 2019, the entity related to the main shareholder converted $2,611 accrued interest into 3,480,969 shares at a price of $0.75 per share.

Following the termination of the Procheck agreement in December 31, 2018, the Company has been negotiating with the customer compensation for the losses accrued as a result of the termination. In December 2019 the Company started a legal procedure in order to settle the disagreement.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The following discussion and analysis should be read in conjunction with the financial statements, related notes and other information included in this report and with the Risk Factors included in Part 1 Item 3 in our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC.

	Period ended June 30,
	2019	2018
Revenue	100.0%	100.0%
Cost of Revenue	87.5%	88.8%
Gross profit	12.5%	11.2%
Research and development expenses	1.2%	1.3%
Selling, general and administrative expenses	9.9%	9.4%
Total operating expenses	11.1	10.7%
Operating income	1.4%	0.5%
Equity income from investment in affiliate	-%	-%
Other expense, net	1.2%	0.9%
Income (loss) before income tax expense	0.2%	(0.4)%
Income tax expense	0.6%	0.5%
Loss from continuing operations	0.4%	(0.9)%
Loss from discontinued operations	-%	0.1%
Net loss	0.4%	1.0%
Less: Net loss attributable to non-controlling interests	-%	-%
Net loss attributable to ICTS International N.V.	0.4%	1.0%

Revenue

Total revenue decreased from $168,812 in the first six months of 2018 to $164,492 in the first six months of 2019.

Revenue from Aviation Security activities in Europe and the Far East decreased by $8,789 in the first six months of 2019, compared to the comparable period in 2018. The main reasons for the decrease are: (i) Termination of the contract of Procheck International Security B.V. (“Procheck”), a subsidiary of ICTS which provided services in the Netherlands, as of December 31, 2018. (ii) Average exchange rate Dollar-Euro for the first six months decreased from 1.21 Dollar to Euro in the first six months of 2018 to 1.13 Dollar to Euro in the first six months of 2019. The six months revenue of 2019 would have increased by $8,867 if translated to Dollars according to the six months average exchange rate of 2018. These effects were set off with increase of revenues in local currency (Euro) mostly in Germany and the Netherlands (excluding Procheck), following an increase of services provided to existing customers.

Revenue from other Aviation Services provided in the United State of America (“U.S”) decreased by $428 in the first six months of 2018 compared to the comparable period in 2018.

Revenue from the Technology segment for the period ended June 30, 2019 was increased by $4,897 compared to the comparable period in due to the continuing trend of growth in the Technology segment, achieved by expending our services to new and existing customers.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

Cost of revenue

Cost of revenue for the period ended June 30, 2019 was $143,887 (87.5% as percentage of revenue) compared to $149,895 (88.8% as percentage of revenue) for the first six months of 2018. Cost of revenue as percentage of revenue decreased in the first six months of 2019 compared to the comparable period in 2018, mostly because of the increase of the technology segment and the difference between its margins which is higher than the Aviation and related services segment.

Research and Development (“R&D”)

R&D expenses for the period ended June 30, 2019 were $1,969 (1.2% as percentage of revenue) compared to $2,134 (1.3% as percentage of revenue) for the first six months of 2018. R&D expenses are relatively stable and fluctuation is affected by changes in exchange rates.

Selling, general and administrative expenses (“SG&A”)

SG&A expenses were $16,327 for the period ended June 30, 2019 (9.9% as percentage of revenue) compared to $15,963 (9.4% as percentage of revenue) for the first six months of 2018. There are two main reasons for the increase in the SG&A costs: (i) Increase in means and costs in order to provide and control the existing operations. (ii) Increase in selling efforts regarding the Technology segment which resulted in an increase of revenues in that segment.

Other expense, net

Other expense net includes mainly interest to banks, related parties and other institutions, exchange rate income (expense) and bank charges. Other expense, net, was $2,049 (1.2% as percentage of revenue) for the first six months of 2019 compared to $1,572 (0.9% as percentage of revenue) for the comparable period ending June 30, 2018.

Interest expenses to related parties totaled $1,113 in the first six months of 2019 compared to $1,087 in the comparable period of 2018.

Exchange rate expense during the first six months of 2019 totaled $60 compared to exchange rate income of  $124 at the comparable period in 2018. The main currency that is being revaluated in the Company is the Euro, which is being translated to U.S. Dollars. Average exchange rate for the profit and loss transactions revaluation decreased from 1.21 Dollar to Euro for the first six months of 2018 to 1.13 Dollar to Euro for the first six months of 2019. The balance sheet exchange rate as of June 30, 2019 was 1.14 Dollar to Euro similar to the rate of 1.14 Dollar to Euro as of December 31, 2018.

Other interest expenses and bank charges totaled $880 in the first six months of 2019 compared to $609 in the comparable period of 2018. Those expenses increased during the first six months of 2019 compared to the comparable period of 2018 as the Company has been extending the usage of its line of credit, mostly after the severance payments to the employees of Procheck, following the termination of Procheck’s contract in December 2018.

Income tax expense

Income tax expense for the period ended June 30, 2019 was $962 (0.6% as percentage of revenue) compared to expense of $779 (0.5% as percentage of revenue) in the comparable period of 2018. Increase in tax expense for the first six months of 2019 relates mostly to the Technology segment, while income tax expense at the airport security and other aviation services decreased.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

Loss from discontinued operations

Loss from discontinued operations totaled $0 (0.0% as percentage of revenue) in the first six months of 2019 compared to $257 (0.1% as percentage of revenue) in the comparable period of 2018. Loss from discontinued operations in 2018 related to the discontinued activities of the Company in Cyprus.

Net Loss

As result of the above, the Company’s net loss amounted $657 (0.4% as percentage of revenue) for the first six months of 2019, compared to net loss of $1,788 (1.0% as percentage of revenue) for the comparable period of 2018.

Net loss attributable to non-controlling interests

Net loss attributable to non-controlling interests totaled $0 (0.0% as a percentage of revenue) for the first six months of 2019 compared to $123 (0.0% as percentage of revenue) for the comparable period of 2018.

Net loss attributable to ICTS International N.V.

Net loss attributable to ICTS International N.V. was $657 (0.4% as a percentage of revenue) for the first six months of 2019, compared to net loss of $1,665 (1.0% as a percentage of revenue) for the first six months of 2018.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICTS INTERNATIONAL N.V.

By: /s/ Ran Langer
Ran Langer, Managing Director

Dated: December 26, 2019

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICTS INTERNATIONAL N.V.

By: /s/ Alon Raich
Alon Raich, Chief Financial Office

Dated: December 26, 2019